CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

22nd November 2005

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the shareholders' circular of the Company for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

DF/fl
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Cathay Pacific Airways Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 293)

Continuing Connected Transactions with HAECO and TAECO

Independent financial adviser: Commerzbank AG

CATHAY PACIFIC

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on page 9 of this circular. A letter from Commerzbank AG, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 10 to 19 of this circular.

A notice convening the EGM to be held on 9th December 2005 at 10 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong is set out on page 26 of this circular. Whether or not you are able to attend the EGM, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

22nd November 2005

DEFINITIONS

In this circular the following expressions have the following meanings unless the context requires otherwise:

Agreements	The HAECO Service Agreement, TAECO Service Agreement and TAECO Line Maintenance Agreement, the particulars of which are set out in the section entitled "The Agreements" in the letter from the Board contained in this circular.
Annual Caps	The proposed annual limits for the value of the Transactions as set forth in this circular.
BM Services	Comprehensive range of scheduled maintenance services such as airframe heavy checks, major structural and avionics modifications, refurbishments, painting and freighter conversions.
Board	The board of Directors.
CAO Services	Component and avionics overhaul services to a range of aircraft components such as mechanical, hydraulic and avionics equipment.
Cathay Pacific or CX or Company	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
CITIC	CITIC Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
Directors	The directors of Cathay Pacific.
EGM	The extraordinary general meeting of the Company to be held for the purposes of considering and, if thought fit, approving the Agreements and the Transactions (including the Annual Caps).
Engineering Services	Services in support of LM Services, BM Services and CAO Services, including aircraft documentation, technical data exchange and interior product maintenance and such other support services to be agreed from time to time between CX and HAECO group.
Group	Cathay Pacific and its subsidiaries.
HAECO	Hong Kong Aircraft Engineering Company Limited, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft.
HKIA	Hong Kong International Airport.
Independent Board Committee	An independent committee of the Board of Directors comprising Peter Lee, Raymond Or, Jack So and Tung Chee Chen, all of whom are independent non-executive Directors.

Independent Financial Adviser	Commerzbank AG.
Independent Shareholders	Shareholders of CX apart from Swire and its associates.
Latest Practicable Date	16th November 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange.
LM Services	Line maintenance services covering transit and overnight servicing as well as progressive maintenance checks up to "A" checks including defect rectification. Also includes non-technical services such as aircraft towing, water/toilet servicing, exterior aircraft washing/waxing and cabin cleaning and ground equipment support.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.
Services	The services provided by HAECO and/or TAECO to CX pursuant to the Agreements.
SFO	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
Shareholders	The shareholders of the Company.
Stock Exchange	The Stock Exchange of Hong Kong Limited.
Swire	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
TAECO	Taikoo (Xiamen) Aircraft Engineering Company Limited, a non-wholly owned subsidiary of HAECO incorporated in the People's Republic of China, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.
Transactions	The continuing connected transactions contemplated in the Agreements.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors
David Turnbull (Chairman)
Robert Atkinson
Philip Chen
Derek Cridland
Tony Tyler

Non- Executive Directors
Martin Cubbon
Henry Fan
James Hughes-Hallett
Vernon Moore
Raymond Yuen
Carl Yung
Zhang Xianlin

Independent Non-Executive Directors
Peter Lee
Raymond Or
Jack So
Tung Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

To the Shareholders

22nd November 2005

Dear Sir or Madam,

Continuing Connected Transactions with HAECO and TAECO

INTRODUCTION

Reference is made to the Company's announcement dated 10th November 2005 regarding the Agreements entered into by the Company with HAECO and TAECO on 10th November 2005 and the Transactions.

The purposes of this circular are:

(a) to provide you with further information relating to the Agreements and the Transactions and other information required by the Listing Rules;

(b) to set out the letter of advice from Commerzbank AG to the Independent Board Committee and the Independent Shareholders and the recommendation and opinion of the Independent Board Committee as advised by Commerzbank AG in relation to the Transactions; and

(c) to give you notice of the EGM to consider and, if thought fit, to approve the Agreements and the Transactions (including the Annual Caps).

The Agreements

On 10th November 2005, CX entered into the following conditional Agreements:

1. HAECO Service Agreement
   Parties: (i) CX
   (ii) HAECO

   Services to be provided by HAECO to CX ("HAECO Services"):
   - LM Services for aircraft visiting HKIA.
   - BM Services at HKIA.
   - comprehensive stores and logistics support services comprising receiving/inspection, warehousing, distribution, import/export services.
   - material supply.
   - CAO Services.
   - Engineering Services.

2. TAECO Service Agreement
   Parties: (i) CX
   (ii) TAECO

   Services to be provided by TAECO to CX ("TAECO Main Services"):
   - store facilities.
   - material supply.
   - BM Services at Xiamen.
   - Engineering Services.

3. TAECO Line Maintenance Agreement
   Parties: (i) CX
   (ii) TAECO

   Services to be provided by TAECO to CX ("TAECO LM Services"):
   - LM Services for aircraft visiting Xiamen and such other airports as CX and TAECO shall from time to time agree.

The Agreements will expire on 31st December 2007 but may be terminated by either party giving 18 months' prior notice. The Agreements will become effective on 1st January 2006 or such later date on which approval of the Transactions is given by the independent shareholders of CX and HAECO in accordance with the requirements of rule 14A.18 of the Listing Rules.

The terms of the Agreements, including the charges for the Services determined by reference to the respective types of aircraft components and technical standards required, have been arrived at after negotiations at an arm's length on normal commercial terms.

Payment shall be made in cash by CX to HAECO/TAECO within 30 days upon receipt of the invoice.

Pricing Basis and Annual Cap

The Annual Caps for the Agreements have been determined by reference to the actual and forecast payments for the Services made by CX to HAECO and TAECO in the four years ending 31st December 2005 and the nine months ended 30th September 2005 set out below and the projections provided by CX in respect of its fleet size, annual aircraft utilisation and other operating parameters, taking into account that 15 aircraft are under firm orders for delivery from 2005 to 2007. In addition, a cushion of 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled maintenance and reconfiguration of the Company's aircraft fleet.

On the basis of the prices negotiated at an arm's length with HAECO and TAECO in respect of the Services, the Directors estimate that the amounts payable under the Agreements for each of the two years ending 31st December 2007 will not exceed the Annual Caps set out below:

For the year ending 31st December (HK$ million):

	2002	2003	2004	2005	2006	2007
	Actual	Actual	Actual	Forecast	Annual Cap	Annual Cap
HAECO Services	871	789	869	873	1,155	1,234
TAECO Main and LM Services	141	182	165	185	350	394

The actual amounts for the period from 1st January to 30th September 2005 were:

HAECO Services	HK$663 million
TAECO Main and LM Services	HK$147 million

Reasons for, and benefits of, the Agreements

For over 55 years, CX's fleet has been maintained by HAECO and also by TAECO since 1996. HAECO and TAECO have the necessary expertise and efficiency to provide the Services and the Agreements will enable CX to maintain its aircraft fleet in a cost effective manner which is beneficial to CX's business.

Connection between the parties

Swire, which is a substantial shareholder of CX by virtue of its 46.33% shareholding in CX, owns 32.42% of the issued share capital of HAECO. HAECO is therefore an associate of Swire and hence a connected person of CX under the Listing Rules.

TAECO is a non-wholly owned subsidiary of HAECO and is therefore also a connected person of CX under the Listing Rules.

Compliance with the Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the aggregate Annual Caps of the Agreements will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

The Independent Board Committee has been constituted to advise the Independent Shareholders in respect of the resolution(s) to approve the Agreements and the Transactions (including the Annual Caps). Commerzbank AG has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Agreements and the Transactions (including the Annual Caps).

CX will convene the EGM to consider and, if thought fit, to approve the Agreements and the Transactions (including the Annual Caps). Voting will be by poll and Swire, being a substantial shareholder of both CX and HAECO, and its associates will abstain from voting.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if any of the Annual Caps is exceeded or when the Agreements are renewed or when there is a material change to the terms of the Agreements.

EGM

There is set out on page 26 a notice convening the EGM to be held on 9th December 2005 at 10:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong, at which a resolution will be proposed to the Independent Shareholders to approve the Agreements and the Transactions (including the Annual Caps). The vote of the Independent Shareholders at the EGM will be taken by poll.

In accordance with the Listing Rules, Swire which held a 46.33% shareholding in CX and a 32.42% shareholding in HAECO as at the Latest Practicable Date, will abstain from voting on the resolution to approve the Agreements and the Transactions (including the Annual Caps) at the EGM.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

Recommendations

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 9 of this circular which contains its recommendation to the Independent Shareholders concerning the Transactions; and (ii) the letter from Commerzbank AG set out on pages 10 to 19 of this circular which contains their advice to the Independent Board Committee and the Independent Shareholders in relation to the Transactions and the principal factors and reasons considered by them in formulating their advice.

Additional information

Your attention is also drawn to the information set out in the appendix to this circular and the notice of the EGM set out in this circular.

By order of the Board
Cathay Pacific Airways Limited
David Turnbull
Chairman

22nd November 2005

To the Independent Shareholders

Dear Sir or Madam,

Continuing Connected Transactions with HAECO and TAECO

We refer to the circular dated 22nd November 2005 of the Company (the "Circular") of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to consider the terms of the Agreements and the Transactions (including the Annual Caps) and to advise the Independent Shareholders whether, in our opinion, such terms are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Commerzbank AG has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreements and the Transactions (including the Annual Caps).

We wish to draw your attention to the letter from the Board set out on pages 4 to 8 of the Circular which contains, inter alia, information on the Agreements and the Transactions (including the Annual Caps), and the letter of advice from Commerzbank AG set out on pages 10 to 19 of the Circular which contains its advice in respect of the terms of the Agreements and the Transactions (including the Annual Caps).

Having taken into account the advice of Commerzbank AG, we consider that the terms of the Agreements and the Transactions (including the Annual Caps) are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM.

Yours faithfully,
The Independent Board Committee
Peter Lee
Raymond Or
Jack So
Tung Chee Chen
Independent Non-Executive Directors

The following is the text of a letter received from Commerzbank AG setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Transactions for inclusion in this Circular.

Commerzbank AG

22nd November 2005

To the Independent Board Committee and the Independent Shareholders of
Hong Kong Aircraft Engineering Company Limited

Dear Sirs,

Continuing Connected Transactions with HAECO and TAECO

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Agreements and the Transactions (including the Annual Caps), details of which are set out in the circular dated 22nd November 2005 (the "**Circular**"), which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

The Directors announced on 10th November 2005 that the Company has conditionally entered into the Agreements with HAECO and TAECO to maintain its fleet. The Agreements are for two years from 1st January 2006 (or such later date on which approval of the Transactions is given by the independent shareholders of the Company and HAECO) to 31st December 2007 but may be terminated by either party giving 18 months' prior notice.

Our role as the Independent Financial Adviser is to give our advice to the Independent Board Committee and the Independent Shareholders on the Agreements and the Transactions (including the Annual Caps) as to whether they are fair and reasonable and are in the interests of the Company and the Shareholders as a whole so far as the Company and the Shareholders are concerned, and whether the Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company.

In formulating our advice, we have relied on the information and facts supplied to us by the Company. We have assumed that all information, opinion and representations contained or referred to in the Circular are true, complete and accurate and we have relied on the same. We have also relied on the representations of the Company that having made all due enquiries and careful decisions, and to the best of its knowledge and belief, there are no other facts or representations, the omission of which would make any statement contained in the Company's announcement dated 10th November 2005, including this letter, misleading. We have also assumed that all information, statements and representations made or referred to in the

Circular, which have been provided to us by the Company, and for which they are wholly responsible, are true, complete and accurate as at the Latest Practicable Date.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Agreements and the Transactions (including the Annual Caps) and to provide us with a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances which would render the information and representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Company, nor have we conducted any independent in-depth investigation into the business and affairs of the Group.

Swire, which is a substantial Shareholder of the Company by virtue of its 46.33% shareholding in the Company, owns 32.42% of the issued share capital of HAECO. HAECO is therefore an associate of Swire and hence a connected person of the Company under the Listing Rules.

TAECO is a non-wholly owned subsidiary of HAECO and is therefore also a connected person of the Company under the Listing Rules.

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the aggregate Annual Caps of the Transactions will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

PRINCIPAL FACTORS CONSIDERED

In assessing the Agreements and the Transactions (including the Annual Caps) and giving our independent financial advice to the Independent Board Committee and the Independent Shareholders, we have taken into account the following principal factors and reasons:

1. The Company, HAECO and TAECO

The principal activity of the Group is the operation of scheduled airline services which are principally to and from Hong Kong, while that the Group include other related services including airline catering, aircraft handling and engineering.

HAECO is one of the world's leading aeronautical engineering groups which is engaged in the maintenance, modification, repair and overhaul of commercial aircraft and their components. HAECO is principally based at the HKIA, where it provides line maintenance services to the majority of airlines operating at HKIA.

TAECO is located in Xiamen and principally provides heavy maintenance on Boeing and Airbus aircraft models and offers passenger to freighter conversion programmes on B747-200/300/400/MD -11 models. Currently, TAECO also provides line maintenance services in Beijing, Shanghai and Xiamen.

2. The Agreements

2.1.1 Services provided by HAECO to the Company

The Company has conditionally entered into the HAECO Service Agreement with HAECO for the provision of comprehensive services, including, inter alia, LM Services, BM Services, Engineering Services and CAO Services. As set out in the letter from the Board, the Company's fleet has been maintained by HAECO for over 55 years, and we understand from the Directors that such business relationship is maintained through a series of agreements, for line maintenance services, base maintenance services, component overhaul services and stores and logistics services. We note that the existing agreements will expire on 31st December 2005.

We understand that, in general, line maintenance services refer to the related maintenance services performed during normal transit, routine turnaround or scheduled layover periods, which are necessary to ensure the airworthiness and safety of an aircraft for the next flight. Base maintenance services refer to heavy maintenance services such as major structural and avionics modifications, cabin refurbishment and painting services which require the use of hangars.

In accordance with the information provided by the Hong Kong Airport Authority, we note that currently, line maintenance services at HKIA are provided by three franchisees, namely, China Aircraft Services Ltd, Pan Asia Pacific Aviation Services Ltd and HAECO. Amongst the three franchisees, HAECO is the only aircraft maintenance company that has the facility to offer a comprehensive package covering both line and base maintenance with transit, technical services and full hangar support, as HAECO is the only base maintenance service provider at HKIA until 2031.

We have conducted research on other Asian based airline service providers providing similar line maintenance, base maintenance, technical support, supply repair, overhaul maintenance and engineering services to other airline operators for the past three years. We noticed that service providers have different scope of maintenance services to different customers and contracts are concluded on a case-by-case basis. As no detailed information as to the exact scope of services provided by different service providers is publicly available, we find it more appropriate to make comparison on the HAECO Service Agreement with HAECO's existing maintenance contracts with other airline operators.

We have discussed with the Directors and understand that the Company has in place stringent requirements on its fleet maintenance. We have reviewed the HAECO Service Agreement and note that the services to be provided by HAECO will have to comply with (i) specific maintenance requirements, which are compiled by the joint effort of the Company and HAECO; and (ii) the pricing of each service will be calculated in accordance with a prescribed mechanism.

We understand that since the scope of work provided by HAECO to its customers is not identical, it would be impracticable to compare whether the fees paid by the Company for HAECO Services under the HAECO Service Agreement would be the same as those provided to other customers. However, the Directors have confirmed that the HAECO Service Agreement was entered into on terms no more favourable to HAECO and TAECO

than those which the Company would offer to independent third parties. In addition, we have also discussed with the Directors the overall pricing mechanism in the HAECO Service Agreements, and the Directors confirmed that all terms were negotiated at an arm's length basis and are consistent with the pricing mechanism of the existing maintenance contracts with HAECO.

2.1.2 Services provided by TAECO to the Company

The Company has conditionally entered into (i) the TAECO Service Agreement for the provision of the BM Services and store facilities for spare parts / materials / documents for the Company's aircraft inputs at Xiamen; and (ii) the TAECO Line Maintenance Agreement for the provision of the LM Services at the airports of Xiamen, Shanghai and Beijing. As set out in the letter from the Board, the Company's fleet has been maintained by TAECO since 1996. We understand from the Directors that such business relationship is maintained through a series of agreements for line and base maintenance services and use of stores and facilities services .

We have reviewed information on the Xiamen Foreign Investment Bureau and note that amongst all aircraft maintenance companies in Xiamen Aviation Industrial Zone, TAECO is one of the two aircraft maintenance companies that has the capabilities to offer both line and base maintenance at Xiamen. TAECO is the largest base maintenance company at Xiamen with three hangars currently, and with the fourth and fifth hangars scheduled to open in December 2005 and early 2007 respectively. We have reviewed the latest annual report of HAECO and note that a significant portion of TAECO's capacity at Xiamen is taken up by the aircraft of the Group and its affiliates. In addition to Xiamen, TAECO also has line maintenance operations in Shanghai and Beijing.

As (i) there is no publicly available information as to the fees and the scope of work provided by other maintenance companies in Xiamen; and (ii) the scope and extent of services provided by TAECO to its customers is not identical, it would be impracticable to compare whether the fees paid by the Company for the TAECO Main Services and TAECO LM Services under the TAECO Service Agreement and TAECO Line Maintenance Agreement would be at the same level as those provided to other customers. However, we have discussed with the Directors the overall pricing mechanism in both agreements, and the Directors confirmed that the TAECO Service Agreement and TAECO Line Maintenance Agreement (i) were entered into on terms no more favourable to HAECO and TAECO than those which the Company would offer to independent third parties; and (ii) all terms were arrived at after arm's length negotiations and are consistent with the pricing mechanism of the existing maintenance contracts.

Given that (i) the Company has an established long-term relationship with HAECO and TAECO for more than 55 years and 9 years respectively; (ii) the terms set out in the Agreements are similar to the existing maintenance contracts between the Company and HAECO / TAECO; and (iii) the Directors' confirmation that the Agreements were entered into on terms no more favourable to HAECO and TAECO than those which the Company would offer to independent third parties, we confirm it to be normal business practice for the Company to enter into the Agreements and the Transactions (including the Annual Caps) and to be in the interests of Company and its Shareholders as a whole so far as the Company and the Independent Shareholders are concerned.

3. Basis of the Annual Caps

3.1 Reasons for the Annual Caps

HAECO is the only aircraft maintenance company able to offer both line and base maintenance services, a comprehensive package covering transit and technical services with full hangar support at HKIA. We note that HAECO is serving the majority of airlines operators at HKIA. We note from the interim report of HAECO that the average number of aircraft handled daily during the first half of 2005 increased by 12% as compared with the corresponding period in 2004. HAECO is building at HKIA a second hangar which is scheduled to open in the first quarter of 2007.

As set out in the letter from the Board, the actual and forecast payments for the Services for the four years ending 31st December 2005, and the Annual Caps for each of the two years ending 31st December 2007 are as follows.

For the year ending 31st December (HK$ million):

	2002	2003	2004	2005	2006	2007
	Actual	Actual	Actual	Forecast	Annual Cap	Annual Cap
HAECO Services	871	789	869	873	1,155	1,234
TAECO Main and LM Services	141	182	165	185	350	394

3.2 Basis of the Annual Caps

In determining whether the above Annual Caps proposed by the Company are fair and reasonable and are in the interests of the Shareholders as a whole, we have reviewed and discussed with the Directors the basis for setting the respective Annual Caps for the Transactions.

We have discussed with the Directors and note that the proposed Annual Caps are determined based on (i) the actual historical annual value of the Transactions in the three years ended 31st December 2004 and the nine months ended 30th September 2005; (ii) the internal projections of the Group in respect of its fleet size, annual aircraft utilisation and other operating parameters, taking into account that 15 aircraft are under firm orders for delivery from 2005 to 2007; and (iii) a reasonable buffer for possible changes in the level of Services associated with the growth and the scheduled maintenance and reconfiguration of the Company's aircraft fleet.

In arriving at our opinion on the Annual Caps, we have discussed with the Directors and have conducted research on the overall aviation industry in the Asia Pacific region. We set out our analysis as follows:

3.2.1 The Company's existing business and expansion plan

The Company is a major airline offering both cargo and passenger services to various destinations around the world. In accordance with the Company's latest annual report, passenger capacity increased by 24.9% in 2004 as compared to 2003. In addition to passenger capacity, the Group's cargo revenue increased by 12% in 2004 as compared to 2003 as a result of the continued growth in demand from Europe, Japan and the United States for goods manufactured in the Mainland China. In 2005, the Company has launched more frequent services and new codeshare services with other airline operators to various destinations around the world, which has further strengthened Hong Kong as a global aviation hub.

3.2.2 Analysis of the Annual Caps of the HAECO Services

We understand that the forecast payment for the Services for the year ending 31st December 2005 of HK$873 million was determined by reference to the actual amount of the HAECO Services of HK$663 million for the nine months ended 30th September 2005.

We note that there is an approximately 32% increase in the Annual Cap of the HAECO Services for the year ending 31st December 2006 as compared to the forecast amount for the year ending 31st December 2005. We have discussed with the Directors and note that such increase was mainly attributable to (i) the Directors' belief that the Group will continue to expand its aircraft fleet, which will strengthen Hong Kong's position as a premier global aviation hub; (ii) the Company taking delivery of 15 aircraft under firm orders during 2005 to 2007; (iii) the increase of routes to new destinations worldwide; (iv) additional frequencies to a number of existing routes and hence the annual aircraft utilisation; and (v) a cushion of 30% having been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled maintenance and reconfiguration of CX's aircraft fleet.

(i) The growing fleet

We have discussed with the Directors and note that the Company's fleet has increased to 94 aircraft as at 30th June 2005 (31st December 2004: 89 aircraft). We note that amongst the 15 aircraft under firm order, seven aircraft are to be delivered in 2005, six aircraft in 2006 and two aircraft in 2007. We understand from the Directors that certain delivered aircraft are required to be reconfigured and all aircraft are subject to inspection by the Company prior to entering into service. As such, the Directors estimated that 102 aircraft (including the aircraft scheduled to be delivered and leased during 2005 and 2006) will be in operation by the end of 2006. The Directors expected that the Company's fleet will increase to 104 aircraft by the end of 2007, representing an increase of 10.6% from 30th June 2005.

(ii) Passenger travel

We have reviewed the annual report, interim report and other publicly available information of the Group. We note that available seat kilometres (a measure of airline capacity, which is the number of seats an airline provides multiplied by the number of kilometres that they are flown), has an overall increase of approximately (i) 24.9% for the financial year ended 31st December 2004 as compared to the

financial year ended 31st December 2003; (ii) 12.2% for the first six months in 2005 as compared to the corresponding period in 2004; and (iii) 12% for the first ten months in 2005 as compared to the corresponding period in 2004.

We have reviewed an aviation research report issued by Boeing in May 2005, and note that world passenger traffic is forecast to increase by 4.8% per annum for the next 20 years. In particular, emerging economies such as Mainland China and India will lead the growth. Based on the publicly available information of the Group, we note that the Group has, to a large extent, outperformed the world passenger traffic growth forecast issued by Boeing. We have discussed with the Directors and note that the Group has increased services to Amsterdam, Beijing, Denpasar, Frankfurt, Ho Chi Minh City, Johannesburg, Nagoya and Perth in 2005. With the delivery of new aircraft in 2006 and hence the growth of the fleet, the Directors expect to further expand the Group's current network.

We have also reviewed information from the Hong Kong Tourism Board and note that the year 2006 is designated as "Discover Hong Kong Year". The Hong Kong Tourism Board will leverage on several major new tourism projects, including Hong Kong Disneyland, Hong Kong Wetland Park and Asia-World Expo to conduct a series of promotions and publicity activities to attract visitors from around the world, both for business and leisure. We note that the Hong Kong Tourism Board has projected that there will be an approximately 16% increase of target arrivals in 2006 over 2005.

(iii) Freighter services

We have reviewed the annual report, interim report and other publicly available information of the Group. We note that available cargo and mail tonne kilometres (a measure of airline cargo capacity, which is the number of cargo space an airline provides multiplied by the number of kilometres that they are flown), has an overall increase of approximately (i) 13.4% for the financial year ended 31st December 2004 as compared to the financial year ended 31st December 2003; (ii) 13.2% for the first six months in 2005 as compared to the corresponding period in 2004; and (iii) 13.2% for the first ten months of 2005 as compared to the corresponding period in 2004.

As set out in the Boeing research report, it is forecast that cargo traffic will have an average 6.2% growth per year for the next 20 years. The air cargo market in Asia is projected to continue to experience steady growth in the coming years, and is expected to continue to lead the world air cargo industry. We note that the Group has outperformed, to a large extent, the world cargo traffic growth forecast issued by Boeing. We note that such increase in the intra-Asia air cargo industry is mainly driven by (i) the intra-Asia economic and traffic growth; and (ii) the implementation of globalisation and increased foreign direct investment in the Asia Pacific region, which lead to increased frequencies and more direct air services.

As set out in the latest annual report of the Group, the Group has achieved record annual cargo revenue in 2004 as a result of the continued growth in demand from Europe, Japan and the United States for goods manufactured in Mainland China. The Directors explained that an increase in transhipment cargo to and from

Shanghai has boosted the Group's cargo business. We also note that the Group has strengthened its freighter services by inaugurating new freighter services to the United States and Shanghai; and has strengthened its freighter services to Europe by increased flight services.

(iv) The capacity of HAECO

We note from HAECO's interim report that as a result of the growth of air traffic in Hong Kong and hence the demand for aircraft maintenance work, a cargo apron office and the second hangar at HKIA are expected to open in early 2006 and early 2007 respectively.

We note that the Group's overall performance in terms of both passenger and cargo services outperformed the average annual traffic increase as set out in the industry research reports. Our analysis on the Annual Cap proposed by the Group was based on our revision of the Company's projection with reference to the overall macro factors. Given that (i) the Group's increase in the number of aircraft, with confirmed deliveries of seven aircraft in 2005, six aircraft in 2006 and two aircraft in 2007, and hence the increase in the planned frequency of flights; (ii) the continued growth of both passenger and cargo services; (iii) the "Discover Hong Kong Year" promotion in 2006 by the Hong Kong Tourism Board; and (iv) the increased capacity of HAECO at the HKIA, we are of the view that the Annual Cap for 2006 is fair and reasonable. An approximately 7% increase in the Annual Cap for 2007 against 2006 provides a reasonable buffer to the Company for possible changes in the level of Services associated with the growth and scheduled maintenance of the Company's aircraft, which in our view, is reasonable.

3.2.3 Analysis of the Annual Caps of the TAECO Main and LM Services

We understand that the forecast payment for TAECO Main and LM Services for the year ending 31st December 2005 was determined by reference to the actual amount for the first nine months of the TAECO Main and LM Services of HK$147 million.

The Annual Cap of TAECO Main and LM Services in 2006 represents an 89% increase over the forecast transaction value in 2005. A cushion of 30% mentioned above is the primary reason for the increase. In addition to the cushion, the increase in the Annual Caps of TAECO Main and LM Services in 2006 allows for the much greater variability in heavy maintenance and modification work type done by TAECO. In addition we have been advised by the Directors that CX currently accounts for only about 22% of TAECO's revenue and TAECO is increasing its capacity by 33% with the scheduled opening of a fourth hangar in December 2005. In 2007, the Annual Cap of HAECO Services represents an increase of 7% over that in 2006. The Annual Cap of TAECO Main and LM Services in 2007 represents an increase of 13% over that in 2006. TAECO is scheduled to open a fifth hangar in 2007.

As set out in the Boeing research report, it is forecast that China's aviation sector will significantly outpace growth in other world regions in the coming years. The domestic China market is expected to grow at an average of 8.8% annually. We have also reviewed research reports by Airbus issued in 2004 and note that the final destination of

approximately 90% of passengers travelling from the United States to Mainland China are concentrated at the three largest cities, namely, Beijing, Shanghai and Guangzhou.

We have reviewed the interim report of the Company and note that the Company's freighter services to Shanghai have commenced in 2005 and the launch of services to Xiamen services in 2005 was well received. The frequency of the Company's passenger service to Beijing has increased from three times weekly at its relaunch in December 2003 to daily since December 2004 and twice daily since May 2005. We also note from HAECO's interim report that TAECO is building its fourth and fifth hangars at Xiamen, which are scheduled to open in December 2005 and early 2007, respectively.

We have reviewed the Company's projection and considered (i) Mainland China's continued growth of demand for both passenger and cargo services to Hong Kong and to other parts of the world; (ii) the Group's anticipated increase in the frequency of flights and routes to Mainland China; and (iii) the capacity expansion of TAECO, and we are of the view that the Annual Cap for 2006 is fair and reasonable. An approximately 12% increase in the Annual Cap for 2007 against 2006 provides a reasonable buffer to the Company for possible changes in the level of Services associated with the growth and scheduled maintenance of the Company's aircraft, which in our view, is reasonable.

4. Our conclusion

We have reviewed the terms of the Agreements and the Transactions (including the Annual Caps) with reference to: (i) the historical figures of the annual value of the Transactions and the expansion strategy of the Group; (ii) the projected steady growth of the air cargo business and the overall positive outlook of both passenger and air cargo business in the Asia Pacific region and globally; (iii) the Company's firm orders for delivery of 15 aircraft during the period from 2005 to 2007; and (iv) the securing of a reputable and stable maintenance company with profound experience in providing the Services, which has been in cooperation with the Group for more than 55 years.

Having considered the above principal factors and reasons, and given that:

(i) the Company's fleet has been maintained by HAECO for more than 55 years and by TAECO since 1996;

(ii) HAECO and TAECO having the necessary expertise and efficiency to provide the Services which enable the Company to maintain its aircraft fleet in a cost effective manner which is beneficial to the Company's business;

(iii) the Agreements and the Transactions are entered into on terms no more favourable to HAECO and TAECO than those the Company would offer to independent third parties;

(iv) the Annual Caps are arrived at after due and careful consideration by the Directors; and

(v) the Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if any of the Annual Caps is exceeded or, when the Agreements are renewed or when there is a material change to the terms of the Agreements,

we are of the view that the terms of the Agreements and the Transactions (including the Annual Caps) are fair and reasonable and are in the interests of the Company and the Shareholders as a whole so far as the Company and the Independent Shareholders are concerned.

OVERALL RECOMMENDATION

Having considered the principal factors referred to above, we are of the view that the (i) Agreements and the Transactions (including the Annual Caps) are entered into on normal commercial terms and in the ordinary and usual course of business of the Company, fair and reasonable, and are in the interests of the Company and the Shareholders as a whole so far as the Company and the Independent Shareholders are concerned. Accordingly, we would advise the Independent Shareholders, as well as recommend the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Agreements and the Transactions (including the Annual Caps).

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Harald W. A. Vogt	**Helen Ho**
General Manager	**Head of Corporate Finance – M&A Advisory**

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2004, being the date to which the latest published audited accounts of the Company were made up.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

<u>Interests in shares of Cathay Pacific</u>

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
Philip Chen	Beneficial owner	Long position	9,000	0.00027%
Derek Cridland	Beneficial owner	Long position	17,000	0.00050%
Tony Tyler	Beneficial owner	Long position	5,000	0.00015%
Raymond Yuen	Beneficial owner	Long position	9,000	0.00027%

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of Cathay Pacific

Name	Number of ordinary shares	Long or short position	Percentage of issued capital
Swire Pacific Limited	1,566,233,246	Long position	46.33%
John Swire & Sons Limited	1,566,233,246[1]	Long position	46.33%
CITIC Pacific Limited	859,353,462	Long position	25.42%
Super Supreme Company Limited	787,753,462[2]	Long position	23.30%
Custain Limited	214,851,154[2]	Long position	6.36%
Easerich Investments Inc.	191,922,273[2]	Long position	5.68%
Motive Link Holdings Inc.	189,057,762[2]	Long position	5.59%
Smooth Tone Investments Ltd.	191,922,273[2]	Long position	5.68%

Notes: 1. *Duplication of Swire Pacific Limited's holding. As at the Latest Practicable Date, the John Swire & Sons Limited Group directly or indirectly owned interests in shares of Swire Pacific Limited representing approximately 30% of the issued share capital and approximately 53% of the voting rights.*

2. *Duplication of CITIC Pacific Limited's holding because these companies are subsidiaries of CITIC Pacific Limited.*

(c) Details of options granted by the Company

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 under which options to subscribe for 68,327,000 shares of the Company at the exercise price of HK$7.47 per share were granted on 15th March 1999 to flight deck crew who paid HK$1 each on acceptance of their share options. The Scheme has been closed and no share options are available for issue under the Scheme. None of the Directors or chief executive was granted any share options under the Scheme.

Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

As at the Latest Practicable Date, options to subscribe for 16,146,500 shares of the Company were outstanding, the details of which are as follows:

Date of grant	Number of share options outstanding as at the Latest Practicable Date	Option period	Subscription price per share HK$
15/03/1999	16,146,500	15/03/1999 – 14/03/2009	7.47

(d) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
Abacus Distribution Systems (Hong Kong) Limited	PCCW Enterprises Limited	5,778,945 ordinary shares	37.04%
AHK Air Hong Kong Limited	DHL Worldwide Express BV	36,268,000 "B" ordinary shares	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032 common shares	40%
Hong Kong Airport Services Limited	Hong Kong Dragon Airlines Limited	30 ordinary shares	30%
HAS GSE Solutions Limited	Hong Kong Dragon Airlines Limited	3 ordinary shares	30%

(e) Directors' interests in competing businesses

David Turnbull and Zhang Xianlin are respectively a director and a supervisor of Air China Limited ("Air China"). Henry Fan, Tony Tyler, Raymond Yuen and Zhang Xianlin are directors of Hong Kong Dragon Airlines Limited ("Dragonair"). Air China and Dragonair compete or are likely to compete either directly or indirectly with the business of the Company as they operate airline services to certain destinations which are also served by the Company. None of David Turnbull and Zhang Xianlin are directly involved in the management of Air China's business. None of Henry Fan, Tony Tyler, Raymond Yuen or Zhang Xianlin are directly involved in the management of Dragonair's business.

The Directors consider that the Group is capable of and does carry on its business independently of, and on an arm's length basis with, the competing businesses of Air China and Dragonair.

(f) Other interests of Directors

Philip Chen, James Hughes-Hallett, David Turnbull and Martin Cubbon are all directors of Swire. They are also employees of the John Swire & Sons Limited group ("Swire Group"), so are Robert Atkinson, Tony Tyler and Raymond Yuen. Henry Fan, Vernon Moore and Carl Yung are directors and employees of CITIC. Swire, John Swire & Sons Limited and CITIC are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and employees of the Swire Group, Robert Atkinson, Philip Chen, Martin Cubbon, James Hughes-Hallett, David Turnbull, Tony Tyler and Raymond Yuen are interested in the JSS Agreement.

(g) Interests in assets

As at the latest Practicable Date, none of the Directors and the expert whose name is referred to in the paragraph headed "Consent and Expert" in this appendix has or has had any interest, direct or indirect, in any assets which have been, since 31st December 2004, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(h) Service contracts

No Director has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

CONSENT AND EXPERT

Commerzbank AG has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter as set out in this Circular and references to its name in the form and context in which they respectively appear in this Circular.

QUALIFICATION OF EXPERT

The following is the qualification of the expert which has given its opinion or advice which is contained in this Circular:

Name	Commerzbank AG
Qualification	A licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and an authorised financial institution under the SFO to carry out type 1 (dealing in securities), 4 (advising on securities), and 6 (advising on corporate finance) regulated activities as set out in Schedule 5 of the SFO.

As at the latest Practicable Date, Commerzbank AG did not have any shareholding interest, directly or indirectly, in any member of the Group nor the right (whether legally enforceable or not) to subscribe for or to nominate any person to subscribe for securities in any members of the Group.

DOCUMENT AVAILABLE FOR INSPECTION

Copies of the Agreements are available for inspection by Shareholders during normal business hours at the registered office of the Company at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong on weekdays other than public holidays up to and including 9th December 2005.

POLL PROCEDURE

Under the articles of association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 of the Company's articles of association provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of Cathay Pacific Airways Limited will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Friday, 9th December 2005 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

THAT:

1. the entering into of the HAECO Service Agreement, the TAECO Service Agreement and the TAECO Line Maintenance Agreement by the Company (copies of which agreements have been produced to the meeting marked "A", "B" and "C" respectively and signed by the chairman of the meeting for the purpose of identification), the Transactions and the Annual Caps set out below be and are hereby approved (terms defined in the circular to shareholders of the Company dated 22nd November 2005 having the same meanings when used in this resolution):

For the year ending 31st December:

(HK$ million)	2006	2007
HAECO Services	1,155	1,234
TAECO Main and LM Services	350	394

By order of the Board
Margaret Yu
Secretary

Hong Kong, 22nd November 2005

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjourned meeting thereof.

3. The vote at the Extraordinary General Meeting will be taken by poll.

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